John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

October 6, 2017

Re:	HYLETE, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed September 1, 2017 File No. 024-10736

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of October 4, 2017 regarding the Offering Statement of HYLETE, Inc. (the “Company”), which we have set out below, together with our responses.

Index to Exhibits

1. We note your response to comment 5. Please file your lease agreement for your headquarters as an exhibit. Additionally, it appears that your business is substantially dependent on your logistics agreement because the provider handles all the shipping, storage and returns of your products. Please file your agreement with 3PL as an exhibit or advise.

The Company is filing its lease as an exhibit to Amendment No. 2 to the Offering Statement.

The Company respectfully submits that it is not substantially dependent on its third-party logistics (“3PL”) agreement, given its ability to terminate the contract and transition to a new provider relatively easily.  Under the agreement, the Company can terminate the contract at any time for convenience upon 90 days written notice.  Upon termination, the Company estimates that the actual transition to a new a 3PL provider would take less than 5 business days. This would include up to 2 days for the current provider to pack up all inventory, 1 day of transit via truckload to the new provider, and up to 2 days for the inventory to be received and put away by the new provider.  The Company executed a similar transition to its current 3PL provider in July 2014, and was able to begin shipping again within 4 days of making the transition for a total cost of less than $20,000.  If the Company needs to transition to a new provider prior to 90 days, it could begin the transition immediately upon providing notice, and would only be responsible for paying its current 3PL provider the minimum monthly fees due under the contract of $13,700 per month for the remainder of the 90-day period, or approximately $41,000. The Company anticipates that such amount, in light of the Company’s anticipated revenues and credit facilities, is not a material cost.

The Company believes that its relationship with its logistics provider is no different from the relationship that other direct-to-consumer online retailers that have filed offerings under Regulation A with the Commission have with their third-party logistics providers. The Company notes that Denim LA, Inc. (File Nos. 024-10535 and 024-10535) and BeautyKind Holdings, Inc. (File No. 024-10524) similarly represented to the Staff that they were not substantially dependent on their contracts with their respective providers and did not file those contracts.

If you have additional comments or questions, please contact me at jeanne.campanelli@khlklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

KHLK LLP

cc: Garrett Potter

HYLETE, Inc.